EXHIBIT 99.7

CONSENT OF EXPERT

Reference is made to the feasibility study entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” with an effective date of April 4, 2019 (the “Report”).

The undersigned hereby consents to the use of the Report, and the information derived therefrom, as well as the reference to their name, in each case where used and incorporated by reference in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2019 and (ii) Pretium Resources Inc.’s Registration Statements on Form S-8 (File Nos. 333-203409 and 333-213450) filed with the United States Securities and Exchange Commission.

/s/ Calvin Boese
SRK CONSULTING (CANADA) INC.

February 20, 2020